SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

PETROBRAS INTERNATIONAL FINANCE COMPANY - PifCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM OF F-3ASR OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS (NO. 333-139459) AND PETROBRAS INTERNATIONAL FINANCE COMPANY (NO. 333-139459-01).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH
PERIOD ENDED MARCH 31, 2008

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations applicable to us and Petrobras.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the three-month period ended March 31, 2008 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2007 and the accompanying notes, which are included in our annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 19, 2008, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the three-month periods ended March 31, 2008 and March 31, 2007 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial condition and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

• Petrobras’ financial condition and results of operations;

• the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

• Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

• our ability to access financing sources, including the international capital markets and third-party credit facilities; and

• our ability to transfer our financing costs to Petrobras.

We earn income from:

• sales of crude oil and oil products to Petrobras;

• limited sales of crude oil and oil products to third parties; and

• the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

• cost of sales, which is comprised mainly of purchases of crude oil and oil products;

• selling, general and administrative expenses; and

• financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007.

Net Income (Loss)

We had a net income of U.S.$51.8 million in the first three months of 2008, as compared to a loss of U.S.$ 24.6 million in the first three months of 2007, primarily due to an increase in operating income from our trading activities.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 98.9% from U.S.$4,850.2 million in the first three months of 2007 to U.S.$9,649.2 million in the first three months of 2008. This increase was primarily due to (i) a 73% increase in our sales price in accordance with a 67.8% increase in the average price of Brent crude oil, from U.S.$57.75 per barrel during the first three months of 2007 to U.S.$96.90 per barrel during the first three months of 2008; and (ii) a 15.3% increase in our sales volumes, primarily due to increased trading sales of crude oil and oil products purchased from third parties and affiliates and subsequently sold to Petrobras.

Cost of Sales

Cost of sales increased 98.6% from U.S.$4,796.5 million in the first three months of 2007 to U.S.$9,527.7 million in the first three months of 2008. This increase was proportional to the increase in sales of crude oil and oil products and services and was primarily due to the same reasons.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 67.3% from U.S.$60.6 million in the first three months of 2007 to U.S.$101.4 million in the first three months of 2008, of which U.S.$81.5 million consisted of higher shipping expenses caused by changes in international market trends and shipping routes.

Financial Income

Our financial income consists of the financing of sales to Petrobras, inter-company loans to Petrobras, investments in marketable securities and other financial instruments. Our financial income increased 23.9% from U.S.$398.9 million in the first three months of 2007 to U.S.$494.3 million in the first three months of 2008, primarily due to increased sales to Petrobras during 2007 compared to 2006, resulting in additional financial income due to the financing terms granted to Petrobras and due to interest calculated on a monthly basis (see “Purchases and Sales of Crude Oil and Oil Products”).

2

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 11.1% from U.S.$416.6 million in the first three months of 2007 to U.S.$462.9 million in the first three months of 2008, primarily due increased inter-company loans from Petrobras and increased financial expenses relating to the issuance of U.S.$1.0 billion in Global notes in November 2007 and U.S.$750.0 million in January 2008.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets.

As an offshore, non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, we only issue debt following the recommendation of any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At March 31, 2008, we had cash and cash equivalents of U.S.$223.6 million, as compared to U.S.$674.9 million at December 31, 2007. Our operating activities used net cash of U.S.$2,294.9 million in the first three months of 2008, as compared to using net cash of U.S.$1.1 million in the first three months of 2007, primarily as a result of increased sales of crude oil and oil products and services, due primarily to higher average prices of Brent crude oil.

Our investing activities provided net cash of U.S.$7,863.3 million in the first three months of 2008, as compared to using net cash of U.S.$1,492.1 million in the first three months of 2007, primarily as a result of receivables of notes issued to related parties, in accordance with the transfer to Brasoil of notes receivable contracts in the total amount of U.S.$8,203.3 million. Accordingly, Brasoil assumed the PifCo’s obligations held with Petrobras in the exact amount as per notes receivable contracts.

Our financing activities used net cash of U.S.$6,019.7 million in the first three months of 2008, as compared to providing net cash of U.S.$1,301.2 million in the first three months of 2007, since Brasoil has assumed PifCo’s obligations of the notes payable to Petrobras, due to the transfer of PifCo’s notes receivables to Brasoil in the exact amount of U.S$8,203.3.

Accounts Receivable

Accounts receivable from related parties increased 27.2% from U.S.$15,211.9 million at December 31, 2007 to U.S.$19,353.4 million at March 31, 2008, primarily as a result of an increase in the trading sales of crude oil and oil products.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. Our outstanding position at March 31, 2008 in irrevocable letters of credit was U.S.$1,828.5 million, as compared to U.S.$730.0 million at December 31, 2007, supporting crude oil and oil products imports. At March 31, 2008, we had accessed U.S.$596.8 million in lines of credit and loans from financing institutions, including the current portion of long-term lines of credit, as compared to U.S.$311.5 million accessed at December 31, 2007. The weighted average annual interest rate on these short-term borrowings was 3.93% at March 31, 2008, as compared to 5.59% at December 31, 2007. At March 31, 2008, we had utilized all the proceeds from lines of credit for the purchase of imports of crude oil and oil products.

3

The short-term portion of our notes payable to related parties consist of notes payable to Petrobras and decreased 27.3% from U.S.$23,977.7 million at December 31, 2007 to U.S.$17,439.2 million at March 31, 2008, since Brasoil has assumed PifCo’s obligations of the notes payable to Petrobras, as a consequence of the transfer of PifCo’s notes receivables to Brasoil in the exact amount of U.S$8,203.3.

Our Long-Term Borrowings

At March 31, 2008, we had outstanding in financing institutions (i) U.S.$601.0 million in long-term lines of credit due between 2009 and 2017, as compared to U.S.$646.0 million at December 31, 2007 and (ii) U.S.$394.0 million, under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% p.a., payable semi-annually. The principal amount will be paid semi-annually starting on December 15, 2009 up to December 15, 2014.

On January 11, 2008 we reopened our outstanding U.S.$1 billion Global notes due March 1, 2018 in the amount of U.S.$750.0 million. The notes are fungible with the original notes issued on November 1, 2007, and bear interest of 5.875% per year, payable semi-annually. The total amount of U.S.$1,750.0 million is included in the Current and Long-Term Debt table below under the heading, “Global notes”.

On March 31, 2008 we paid U.S.$126.9 million of principal on the Global step-up notes that matured on April 1, 2008.

At March 31, 2008, we also had outstanding:

• U.S.$224.2 million in Senior notes due 2008 (current portion) and U.S.$235.4 million in Senior notes due 2011. The notes bear interest at the rate of 9.875% and 9.75%, respectively;

• U.S.$381.8 million (U.S.$66.2 million current portion) in connection with Petrobras’ exports prepayment program, U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and U.S.$200 million in 3.748% Senior Trust Certificates due 2013;

• U.S.$3,936.6 million in Global notes, consisting of U.S.$374 million of Global notes due July 2013 that bear interest at the rate of 9.125% per year; U.S.$577 million of Global notes due December 2018 that bear interest at the rate of 8.375% per year; U.S.$398 million of Global notes due 2014 that bear interest at the rate of 7.75% per year; U.S.$899 million of Global notes due October 2016 that bear interest at the rate of 6.125% per year; and U.S.$1,750.0 million of Global notes due March 2018 that bear interest at the rate of 5.875% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans; and

• U.S.$351.0 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC) and was designed to tap the Japanese market, access a new investor base and achieve a competitive cost. The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

At March 31, 2008, we had standby committed facilities available in the amount of U.S.$130.7 million, which are not committed to any specific use. We have no drawdown amounts related to these facilities, and, as of the date of this filing, we have not scheduled a date for the drawdown.

4

The following table sets forth the sources of our current and long-term debt at March 31, 2008 and December 31, 2007:

CURRENT AND LONG-TERM DEBT

	March 31, 2008		December 31, 2007

		(in millions of U.S. dollars)

	Current	Long-term	Current	Long-term

Financing institutions	U.S.$596.8	U.S.$995.0	U.S.$311.5	U.S.$1,040.0
Senior notes	238.3	235.3	238.5	235.4
Global step-up notes	-	-	130.8	-
Sale of right to future receivables	69.2	531.8	69.0	548.4
Assets related to export prepayment
to be offset against sales of right
to future receivables	-	(150.0)	-	(150.0)
Global notes	60.4	3,936.6	37.3	3,200.2
Japanese yen bonds	-	351.0	1.7	312.8

	U.S.$964.7	U.S.$5,899.7	U.S.$788.8	U.S.$5,186.8

The following table sets forth the sources of our capital markets debt outstanding at March 31, 2008:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Principal Amount
Notes	(in millions of U.S. dollars)

9.875% Senior notes due 2008	224
9.750% Senior notes due 2011	235
4.848% Senior trust certificates due 2013 (2)	126
6.436% Senior trust certificates due 2015 (2)	322
9.125% Global notes due 2013	374
7.750% Global notes due 2014	398
6.125% Global notes due 2016	899
8.375% Global notes due 2018	577
5.875% Global notes due 2018	1,750
2.15% Japanese yen bonds due 2016 (3)	351

Total	U.S.$5,256

Unless otherwise noted, all debt is issued by us, with support from Petrobras through a standby purchase agreement.

(1) Does not include Junior trust certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior trust certificates.
(2) Issued in connection with Petrobras’ exports prepayment program.
(3) Issued by us on September 27, 2006 in the amount of ¥ 35 billion.

Stockholder’s Equity

Capital Contribution

In March 2008, the capital contribution increased U.S.$212.5 million as a result of a gain due to acquisiton from Braspetro Oil Services Company - Brasoil and sale to Petrobras Netherlands B.V - PNBV of the platform P-37.

5

Off Balance Sheet Arrangements

At March 31, 2008, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

6

                Petrobras International Finance Company
                (A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

                Consolidated Financial Statements
                March 31, 2008 and 2007 together with Report of
                Independent Registered Public Accounting Firm

Petrobras International Finance Company and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

March 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Executive Board and Stockholder of
Petrobras International Finance Company

We have reviewed the accompanying condensed consolidated balance sheet of Petrobras International Finance Company (and subsidiaries) as of March 31, 2008, the related condensed consolidated statements of operations, cash flows and changes in stockholder’s equity for the three-month periods ended March 31, 2008 and 2007. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

KPMG Auditores Independentes

Rio de Janeiro, Brazil
April 30, 2008

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
March 31, 2008 and December 31, 2007
(In thousand of U.S. dollars)

	March 31,	December 31,
Assets	2008	2007

	(Unaudited)

Current assets
Cash and cash equivalents (Note 3)	223,630	674,915
Marketable securities (Note 4)	314,644	489,077
Trade accounts receivable
Related parties (Note 6)	19,353,435	15,211,914
Other	981,521	902,329
Notes receivable - related parties (Note 6)	2,005,662	9,673,301
Inventories (Note 5)	640,339	1,224,635
Export prepayments - related parties (Note 6)	70,103	72,496
Restricted deposits for guarantees and other	157,615	79,030

	23,746,949	28,327,697

Property and equipment	1,985	1,232

Other assets
Marketable securities (Note 4)	3,960,509	3,643,545
Notes receivable - related parties (Note 6)	326,003	279,574
Export prepayment - related parties (Note 6)	694,280	710,925
Restricted deposits for guarantees and prepaid expenses	179,468	233,085

	5,160,260	4,867,129

Total assets	28,909,194	33,196,058

See the accompanying notes to the consolidated financial statements

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
March 31, 2008 and December 31, 2007
(In thousand of U.S. dollars, except for number of shares and per share amounts)

	March 31,	December 31,
Liabilities and stockholder’s equity/(deficit)	2008	2007

	(Unaudited)

Current liabilities
Trade accounts payable
Related parties (Note 6)	1,918,266	1,686,479
Other	2,042,866	1,180,955
Notes payable - related parties (Note 6)	17,439,154	23,977,731
Short-term financings (Note 7)	442,268	5,201
Current portion of long-term debt (Note 7)	426,323	704,911
Accrued interest (Note 7)	96,125	78,709
Unearned income - related parties (Note 6)	385,066	326,339
Other current liabilities	4,988	51,941

	22,755,056	28,012,266

Long-term liabilities
Long-term debt (Note 7)	5,899,676	5,186,789

	5,899,676	5,186,789

Stockholder’s equity/(deficit)
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1	300,050	300,050
Additional paid in capital (Note 10)	266,394	53,926
Accumulated deficit	(295,709)	(347,549)
Other comprehensive income:
Loss on cash flow hedge	(16,273)	(9,424)

	254,462	(2,997)

Total liabilities and stockholder’s equity/(deficit)	28,909,194	33,196,058

See the accompanying notes to the consolidated financial statements

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Operations
March 31, 2008 and 2007
(In thousand of U.S. dollars)
(Unaudited)

	Three-month periods ended
	March 31,

	2008	2007

Operating revenues:
Sales of crude oil, oil products and services
Related parties (Note 6)	5,464,832	2,341,437
Other	4,184,372	2,508,814

	9,649,204	4,850,251

Operating expenses:
Cost of sales
Related parties (Note 6)	(3,323,422)	(1,811,473)
Other	(6,204,246)	(2,985,012)
Selling, general and administrative expenses
Related parties (Note 6)	(63,986)	(48,840)
Other	(37,433)	(11,794)

	(9,629,087)	(4,857,119)

Operating income (loss)	20,117	(6,868)

Financial income
Related parties (Note 6)	360,063	324,354
Other	134,214	74,611

	494,277	398,965
Financial expense
Related parties (Note 6)	(331,679)	(291,894)
Other	(131,256)	(124,728)

	(462,935)	(416,622)

Financial, net	31,342	(17,657)

Exchange variation, net	863	(39)

Other expense, net	(482)	-

Net income/(loss) for the period	51,840	(24,564)

Net income/(loss) per share for the period - US$	0.17	(0.08)

See the accompanying notes to the consolidated financial statements

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Changes in Stockholder’s Equity/(Deficit)
March 31, 2008 and 2007
(In thousand of U.S. dollars)
(Unaudited)

	Three-month periods ended
	March 31,

	2008	2007

Common stock	300,050	300,050

Additional paid in capital
Balance at January 1	53,926	53,926
Additional paid in capital increase	212,468	-

Balance at end of the period	266,394	53,926

Accumulated deficit
Balance at January 1	(347,549)	(376,519)
Net income/(loss) for the period	51,840	(24,564)

Balance at end of the period	(295,709)	(401,083)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(9,424)	(2,207)
Change in the period	(6,849)	343

Balance at end of the period	(16,273)	(1,864)

Total stockholder’s equity/(deficit)	254,462	(48,971)

See the accompanying notes to the consolidated financial statements

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows
March 31, 2008 and 2007
(In thousand of U.S. dollars)
(Unaudited)

	Three-month periods ended
	March 31,

	2008	2007

Cash flows from operating activities
Net income/(loss) for the period	51,840	(24,564)
Adjustments to reconcile net income/(loss) to net cash
Used in operations
Depreciation, amortization of prepaid expenses and debt	1,057	5,745
Decrease (increase) in assets
Trade accounts receivable
Related parties	(4,141,521)	(336,615)
Other	(79,192)	(37,818)
Receipt of export prepayments - related parties	19,038	16,257
Other assets	605,293	182,673
Increase in liabilities
Trade accounts payable
Related parties	231,787	276,419
Other	861,911	(269,638)
Other liabilities	154,855	186,420

Net cash used in operating activities	(2,294,932)	(1,121)

Cash flows from investing activities
Marketable securities, net	(142,531)	(389,800)
Notes receivable - related parties, net	8,006,688	(1,102,184)
Property and equipment	(842)	(124)

Net cash provided by (used in) investing activities	7,863,315	(1,492,108)

Cash flows from financing activities
Short-term financing, net of issuance and repayments	437,067	(97,519)
Proceeds from issuance of long-term debt	735,635	343,163
Principal payments of long-term debt	(338,272)	(917,441)
Short-term loans - related parties, net	(6,854,098)	1,417,757
Proceeds from long-term loans - related parties	-	1,543,228
Principal payments of long-term loans - related parties	-	(988,000)

Net cash (used in) provided by financing activities	(6,019,668)	1,301,188

Decrease in cash and cash equivalents	(451,285)	(192,041)
Cash and cash equivalents at beginning of the year	674,915	510,812

Cash and cash equivalents at end of the period	223,630	318,771

Non cash financing activities
Capital contribution due to acquisition and sale of Platform
through loans (see Note 10)	212,468	-

See the accompanying notes to the consolidated financial statements

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements
(In thousand of US dollars, except as otherwise indicated)

1. The Company and its Operations

Petrobras International Finance Company - (“PifCo” or “the Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petrobras.

The primary objective of PifCo is to purchase crude oil and oil products from third parties and sell them at a premium to Petrobras on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by Petrobras. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PifCo also engages in international capital market borrowings as a part of the Petrobras financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with the trading activities in Asia. This company initiated its operations in July, 2006.

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Until June 1, 2006, PFL also used to purchase bunker fuel from Petrobras. Certain sales were through subsidiaries of Petrobras.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

1. The Company and its Operations (Continued)

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, PSPL, Petrobras Paraguay and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”), based in Bermuda, contracts insurance for Petrobras and its subsidiaries.

2. Basis of Financial Statement Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). Although certain information normally included in consolidated financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 and the notes thereto.

The consolidated financial statements as of March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such consolidated financial statements. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

2. Basis of Financial Statement Presentation (Continued)

The preparation of these consolidated financial statements requires the use of estimates and assumptions that determine the amounts of the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

a. Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the consolidated statement of operations as financial expense or income.

b. Reclassification

Certain reclassifications have been made to prior year financial statements to confirm to current year presentation.

c. Recently adopted accounting pronouncements

• FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2, "Effective Date of FASB Statement No. 157 Issued: February 2008, which became effective for the Company on January 1, 2008. This FSP delays the effective date of FASB Statement No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

2. Basis of Financial Statement Presentation (Continued)

c. Recently adopted accounting pronouncements (Continued)

• FASB Statement No. 157, Fair Value Measurements (“SFAS 157”) (Continued)

SFAS No. 157 and FSP FAS 157-2 requires disclosures that categorize assets and liabilities measured at fair value on a recurring basis into one of three different levels depending on the observability of the inputs applied in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.

The company implemented SFAS 157 and FSP FAS 157-2 effective on January 1, 2008 with no material impact due to the implementation, other than additional disclosures (see note 9).

• FASB Statement 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items in earnings at each subsequent reporting period. SFAS 159 was implemented by the Company effective on January 1, 2008. During the first quarter of 2008, the Company did not elect any additional financial instrument to be measured at fair value due to SFAS 159, other than those already required by other existing accounting standards, so the implementation of SFAS 159 did not impact the Company consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

3. Cash and Cash Equivalents

	March 31,	December 31,
	2008	2007

	(Unaudited)

Cash and banks	46,585	20,925
Time deposits and short-term investment	177,045	653,990

	223,630	674,915

4. Marketable Securities

				Total

			Interest rate	March 31,	December 31,
	Security	Maturity	per annum	2008 (i)	2007 (i)

				(Unaudited)

Available for Sale (iii)	Clep (ii)	2014	8%	885,104	867,794
Available for Sale (iii)	Marlim (ii)	2008-2011	12.25%	370,345	352,911
Held to Maturity	Gasene (ii)	2009	3.97%	226,556	224,142
Held to Maturity	Charter (ii)	2009	3.04% up to 5.41%	696,502	699,261
Held to Maturity	NTS (ii) and (iv)	2009-2014	5.77%/6.21%	585,098	576,687
Held to Maturity	NTN (ii) and (iv)	2009-2014	5.77%/6.21%	527,551	519,874
Held to Maturity	Mexilhão (ii)	2009	3.70%/3.08%/3.03%	354,584	255,371
Held to Maturity	PDET (ii)	2019	4.82%	351,841	204,986
Held to Maturity	TUM (ii)	2010	3.56%/4.09%	277,572	274,593
Held to Maturity	Third parties			-	157,003

				4,275,153	4,132,622
Less: Current balances				(314,644)	(489,077)

				3,960,509	3,643,545

(i)	The balances include interest and principal.
(ii)	Securities held by the fund respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.
(iii)	Changes in fair value related to the securities classified as available for sale in accordance with FAS 115 are diminimus and were included in the Statement of Operations as financial income or expense.
(iv)	Notes issued by Nova Transportadora Nordeste - NTN and Nova Transportadora Sudeste - NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) (see Note 7(iv)).

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

5.  Inventories

	March 31,	December 31,
	2008	2007

	(Unaudited)

Crude oil	276,295	816,127
Oil products	364,044	408,508

	640,339	1,224,635

Petrobras International Finance Company and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

6. Related Parties

		Petrobras	Downstream	Petrobras
	Petróleo	International	Participações	Netherlands B.V.-
	Brasileiro	Braspetro B.V. -	S.A.	PNBV
	S.A. -	PIB.B.V. and its	and its	and its			March 31,	December 31,
	Petrobras	subsidiaries	subsidiaries	subsidiaries	Termobahia (iv)	Other	2008	2007

							(Unaudited)
Current assets
Marketable securities (v)						314,644	314,644	407,564
Accounts receivable, principally for sales (i)	18,343,523	184,024	825,888				19,353,435	15,211,914
Notes receivable (vi)		1,388,673		436,421	40,781	139,787	2,005,662	9,673,301
Export prepayment	68,553					1,550	70,103	72,496
Other					1,453		1,453	1,453

Other assets
Marketable securities (v)						3,960,509	3,960,509	3,568,055
Notes receivable		326,003					326,003	279,574
Export prepayment	381,755					312,525	694,280	710,925

Current liabilities
Trade accounts payable	1,687,235	133,580	97,451				1,918,266	1,686,479
Notes payable (ii) (vi)	17,250,976					188,178	17,439,154	23,977,731
Unearned income	378,003		7,063				385,066	326,339

							For the three-month
							periods ended

							March 31,	March 31,
Consolidated Statement of operations							2008	2007

Sales of crude oil and oil products and services	4,352,588	297,306	814,938				5,464,832	2,341,437
Purchases (iii)	(2,635,345)	(385,585)	(139,376)			(163,116)	(3,323,422)	(1,811,473)
Selling, general and administrative expense	(55,589)	(8,379)				(18)	(63,986)	(48,840)
Financial income	305,502	28,857	10,746	7,491	784	6,683	360,063	324,354
Financial expense	(331,033)					(646)	(331,679)	(291,894)

Commercial operations between PifCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to Petrobras, which have an extended settlement period consistent with PifCo’s formation as a financing entity, and include finance charges accrued during the extended payment period.

Certain affiliates of PifCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, Petróleo Brasileiro S.A. - Petrobras.

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to Petrobras, with extended payment terms of up to 330 days.

(ii)	Current Liabilities - Notes payable relate to loans executed between the Company and Petrobras and Brasoil, with annual interest rates ranging from 5.9% to 7.9%.

(iii)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

(iv)	On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PifCo entered into a series of agreements with Blade Securities Ltd , a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras). Under the agreements, PifCo paid to Blade US$ 1,453, and in return, Blade transfers to PifCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PifCo or a Petrobras subsidiary. Additionally, PifCo paid to Blade US$ 38,185, and in return, Blade transfers to PifCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PifCo or a Petrobras subsidiary. Petrobras purchased the Termobahia equity interest and related loan in April, 2008.

(v)	See Note (4).

(vi)	PifCo has authorized, in January 2008, to transfer to Braspetro Oil Services Company - Brasoil its notes receivable contracts in the total amount of US$ 8,203,288 in which Petrobras International Braspetro B.V. - PIB.B.V, Petrobras Netherlands B.V. - PNBV and Agri Development B.V. - AGRI B.V. are counterparts. Accordingly, it was recommended to Brasoil the assumption of obligations in the exact amount of the notes receivable contracts payment that PifCo holds with Petrobras.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

7. Financings

	Unaudited

	March 31, 2008		December 31, 2007

	Current	Long-term	Current	Long-term

Financial institutions (i) (iv)	596,820	995,000	311,471	1,040,000
Senior notes	238,269	235,350	238,474	235,350
Global step-up notes	-	-	130,772	-
Sale of right to future receivables	69,171	531,755	69,012	548,400
Assets related to export prepayment to be offset
against sale of right to future receivables (ii)	-	(150,000)	-	(150,000)
Global notes (iii) (v)	60,374	3,936,556	37,337	3,200,209
Japanese yen bonds	82	351,015	1,755	312,830

	964,716	5,899,676	788,821	5,186,789

Financings	442,268	5,899,676	5,201	5,186,789
Current portion of long-term debt	426,323	-	704,911	-
Accrued interest	96,125	-	78,709	-

	964,716	5,899,676	788,821	5,186,789

(i) As of March 31, 2008 and December 31, 2007, the outstanding balance of net premiums on reissuances amounted to US$ 40 and US$ 2,082, respectively. PifCo did not incur in expenses on extinguishment of debt during the period ended March 31, 2008. In connection with the Exchange Offer (see Note 7(iii)) PifCo paid US$ 54,812 in 2007 related to the amount above the face amount of the old Notes exchanged. This amount was associated to the new Notes and has been amortizated in acordance with the effective interest method.

(ii) In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates have been presented net, rather than gross in these consolidated financial statements, and thus US$ 150,000 has been reduced from the “long term debt” financing respective to sales of right to future receivables.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

7. Financings (Continued)

(iii) As a result of the settlement of the Exchange Offer occurred on February 7, 2007, PifCo received and accepted a tender amount of US$ 399,053 (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PifCo issued US$ 399,053 of Global Notes due 2016 that bear interest at the rate of 6.125% per annun, payable semi annually. The new Notes constitute a single fungible series with the US$ 500,000 Global Notes due 2016 issued in October 2006. In total, there are US$ 899,053 in outstanding bonds due 2016.

(iv) On June 15, 2007, the Nova Transportadora Nordeste-NTN and Nova Transportadora Sudeste-NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) transfered to PifCo a Loan Agreement with M-GIC (a Facility Agent of JBIC - Japan Bank for International Cooperation). The outstanding amount of the loan is US$ 394,000 and it bears interest of Libor plus 0.8% p.a., payable semi-annualy. The principal amount will also be paid semi-annualy starting on December 15, 2009 up to December 15, 2014. As a consequence of this transfer, the NTN and NTS issued some Notes to PifCo with the same characteristics of the Loan (principal amount, interest rate and amortization schedule) (see Note 4 (iv)).

(v) On January 11, 2008, PifCo issued Senior Global Notes of US$ 750,000, that constitute a single issue fungible with the US$ 1,000,000 launched on November 1, 2007, amounting to US$ 1,750,000 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and to reduce the cost of capital.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

7. Financings (Continued)

Long-term maturities

March 31,
2008

2009	136,124
2010	394,608
2011	392,028
2012	161,798
2013	536,814
2014	553,874
Thereafter	3,724,430

5,899,676

8. Commitments and Contingencies

(a) Oil Purchase Contract

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 204,689 barrels of crude oil and oil products per day at market prices.

(b) Purchase Option - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case the Owners exercise the Put Option, on condition of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

8. Commitments and Contingencies (Continued)

(b) Purchase Option – Platforms (Continued)

In relation to P-47, PifCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case the Owner exercise the Put Option, on condition of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c) Loans Agreement

The Company’s outstanding position at March 31, 2008 in irrevocable letters of credit was US$ 1,828,530, as compared to US$ 730,045 at December 31, 2007, supporting crude oil and oil products imports.

Additionally, the Company had standby committed facilities available in the amount of US$ 130,725, (US$ 327,000 at December 31, 2007) which are not committed to any specific use. PifCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

9. Financial instruments and risk management

All of the Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

PifCo designates at inception whether the derivative contract will be considered hedging or non-hedging for SFAS 133 accounting purposes. Non-hedging derivatives that are considered economic hedges, but not designated in a hedging relationship for accounting purposes, are recorded as other current assets or liabilities, with changes in fair value recorded as financial income or financial expense.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

9. Financial instruments and risk management (Continued)

For SFAS 133 hedges, PifCo formally documents at inception all relationships; identifying the hedging instrument and hedged item, as well as its risk management objectives and strategies for undertaking the hedge. The Company assesses at the hedge’s inception and for each reporting date thereafter whether the derivative used in the hedging transaction is expected to be and has been highly effective.

PifCo has designated one hedging relationship for accounting purposes as a cash flow hedge in order to manage foreign currency exchange rate risk. Changes in the fair value of the derivative hedging instrument are recorded in Accumulated OCI. Any hedge ineffectiveness, as well as the excluded component of the derivative from the effectiveness assessments, are recorded directly in earnings. The cross currency swap at March 31, 2008 and 2007 had a fair value of US$ 36,854 and US$ 2,854, respectively, due to the valuation and devaluation, respectively, of the Japanese Yen when compared to U.S. dollar since the inception of the instrument. The hedged item is a ¥ 35 billion 10 year issued bond, with a semi-annual coupon of 2.15% p.a. The hedging instrument is a series of cross currency swaps, whose notional amounts, underlyings and maturities match the terms of the Japanese yen bond; in which U.S. dollars are paid and Japanese yen are received.

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at March 31, 2008 and 2007.

Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

9. Financial instruments and risk management (Continued)

At March 31, 2008 and December 31, 2007 the Company’s long-term debt was US$ 5,899,676 and US$ 5,186,789 respectively, and had estimated fair values of approximately US$ 6,195,000 and US$ 5,625,000, respectively.

The Company’s long-term asset related to the export prepayment program was US$ 694,280 and US$ 710,925 at March 31, 2008 and December 31, 2007, and had fair values of US$ 705,000 and US$ 714,400, respectively.

The disclosure requirements of SFAS No. 157 and FSP FAS 157-2 were applied to the Company’s derivative instruments and certain marketable securities recognized in accordance with SFAS-115 (see Note 4).

The company’s commodities derivatives and marketable securities fair values were recognized in accordance with exchanged quoted prices as the balance sheet date for identical assets in active markets, and, therefore, were classified as level 1.

The fair values of cross currency swaps were calculated using observable interest rates in JPY and USD for the full term of the contracts, and, therefore, were classified as level 2.

The fair value hierarchy for our financial assets accounted for at fair value on a recurring basis at March 31, 2008, was:

			March 31,
	Level 1	Level 2	2008

Assets

Marketable securities - available for sale	1,255,450	-	1,255,450
Derivatives	858	36,854	37,712

Total	1,256,308	36,854	1,293,162

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of US dollars, except as otherwise indicated)

10. Stockholder's Equity

Capital Contribution

In March 2008, the capital contribution increased US$ 212,468 as a result of a gain due to acquisiton from Braspetro Oil Services Company - Brasoil and sale to Petrobras Netherlands B.V - PNBV of the platform P-37.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2008

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.